Steven I. Koszalka Secretary American Funds Multi-Sector Income Fund 6455 Irvine Center Drive Irvine, California 92618-4518 (213) 486-9447 | TEL (213) 486-9477 | FAX siik@capgroup.com

February 28, 2019

Capital Research and Management Company

333 South Hope Street

Los Angeles, CA 90071

Re: Investment Letter

Ladies and Gentlemen:

American Funds Multi-Sector Income Fund, a Delaware domestic statutory trust (the “Fund”), hereby offers to sell you 10,000 shares, divided equally, in Classes A, F-2, F-3 and R-6 shares of beneficial interest, no par value (the “Shares”), at a price of $10.00 per share upon the following terms and conditions:

You agree to pay to the Fund the aggregate purchase price of $100,000.00 against delivery of a statement confirming the registration of the Shares in your name.

You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.

You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.

Very truly yours,

AMERICAN FUNDS MULTI-SECTOR INCOME FUND

By /s/ Steven I. Koszalka

Steven I. Koszalka

Secretary

Confirmed and agreed to February 28, 2019

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By /s/ Kristine M. Nishiyama

Kristine M. Nishiyama

Senior Vice President and Senior Counsel